

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2012

Via E-mail
A. Lanham Napier
Chief Executive Officer and Director
Rackspace Hosting, Inc.
5000 Walzem Rd.
San Antonio, Texas 78218

> **Re:** **Rackspace Hosting, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 9, 2012**
> **File No. 001-34143**

Dear Mr. Napier:

We have reviewed your letter dated May 1, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 4, 2012.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Financial Statements

Note 13. Segment Information, page 15

1.   You disclose that you operate as one reportable segment based upon the financial information that your chief executive officer, who is the chief operating decision maker, regularly reviews to decide how to allocate resources and assess performance. However, in your response to prior comment 11 you indicate that in 2012 you made reporting changes such that you are no longer organized by product and services, but it appears you

may now have three operating segments; the US SMB customer segment, the US
Enterprise customer segment and International business. In your response you also
indicate that the heads of these business units still report to the president, but that you do
not view these individuals as segment managers. Please describe for us in more detail the
basis for your segment presentation as of March 31, 2012 including the following:

- Describe your determination of operating segments;
- Describe the process and information considered in allocating resources to these three
  operating units;
- If you have defined operating segments, describe your basis for aggregating into one
  reportable segment; and
- Provide us with a copy of the financial reporting package as of March 31, 2012
  provided to your chief operating decision maker.

Refer to ASC 280-10-50-1 through 50-9 and 280-10-50-11.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended March 31, 2011 and March 31, 2012

Net Revenue, page 27

2.   In your response to prior comment 3 you indicate that you do not provide discrete
        financial information with respect to enterprise revenue or margins to management or the
        Board of Directors. In your response to prior comment 11 you discuss management and
        reporting structure changes implemented in 2012. If such discrete financial information
        is now being generated with respect to the U.S. enterprise customer segment, please tell
        us what consideration you gave to separately quantifying the relative percentage of
        revenues attributable to your enterprise customers as well as quantifying and discussing
        the impact on margins and results. Refer to Item 303(b) of Regulation S-K and Section
        III.B of SEC Release 33-8350.

A. Lanham Napier
Rackspace Hosting, Inc.
May 23, 2012
Page 3

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have
questions regarding comments on the financial statements and related matters. Please contact me
at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief